                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                           MICROFIELD GRAPHICS, INC.
________________________________________________________________________________
                               (Name of Issuer)


                                 COMMON STOCK
________________________________________________________________________________
                         (Title of Class of Securities)


                                    59506W1
        _______________________________________________________________
                                (CUSIP Number)

 Jon D. Botsford, Steelcase Inc., 901-44th Street S.E., Grand Rapids, MI 49508,
                                (616) 246-9600
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 19, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 59506W1                                        PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steelcase Inc.       38-0819050
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          747,198
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             350,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,007,198

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 59506W1                                                         Page 3


Item 1. Security and Issuer.
---------------------------

     The title of the class of equity securities to which this statement relates is Common Stock ("Common Stock"), of Microfield Graphics, Inc., an Oregon corporation (the "Company"). The address of the Company's principal executive offices is 7216 SW Durham Road, Portland, Oregon 97224.

Item 2. Identity and Background.
-------------------------------

     This statement is being filed by Steelcase Inc. ("Steelcase"), a Michigan corporation. The principal business of Steelcase is the manufacture of office furniture and related products. The principal business and office address of Steelcase is 901-44th Street S.E., Grand Rapids, Michigan 49508.

     Steelcase has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Steelcase has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
---------------------------------------------------------

     This statement is being filed to report that, on March 19, 1998, Steelcase acquired 350,000 shares of Common Stock and a warrant for the purchase of 260,000 shares of Common Stock (the "Warrant") for an aggregate purchase price of $2,012,500. The source of the funds used in making the purchase was the working capital of Steelcase.

     The Warrant grants Steelcase the right to purchase all, but not less than all, of 260,000 shares of Common Stock for an exercise price of $6.75 per share, or $1,755,000 in the aggregate. The Warrant may not be exercised before March 19, 1999, or after March 19, 2001. The Warrant is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 4. Purpose of Transaction.
------------------------------

     Steelcase acquired the shares of Common Stock and the Warrant pursuant to the Common Stock Purchase Agreement between the Company and Steelcase, dated March 16, 1998 (the "Purchase Agreement"), in order to acquire an investment in the Company and to facilitate the joint development of products by the Company and Steelcase and to provide the Company with working capital. The Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

CUSIP NO. 59506W1                                                         Page 4

     Pursuant to the Purchase Agreement, the Company, Steelcase and certain executive officers and directors of the Company (the "Company Executives") entered into a Share Ownership, Voting and Right of First Refusal Agreement (the "Voting Agreement") on March 19, 1998. The Voting Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. Pursuant to the Voting Agreement, Steelcase and the Company Executives will vote all of their shares of Common Stock to elect certain individuals to the Board of Directors of the Company, including one individual designated by Steelcase, the current Chief Executive Officer of the Company or his successor and three independent directors (including two current directors) as designated by the majority of the directors then in office. With regard to matters other than the election of directors, Steelcase has agreed to vote all shares of Common Stock that it may own in excess of 610,000 shares in proportion to the votes of all outstanding shares of Common Stock. Also pursuant to the Voting Agreement, Steelcase has a right of first refusal for any proposed sale of shares of Common Stock by the Company Executives and a right of first offer for any proposed issuance of shares of Common Stock by the Company, subject to exceptions for certain issuances. Under the Voting Agreement, Steelcase has also agreed that it will not transfer any shares of Common Stock until March 19, 2000, to any transferees other then affiliates of Steelcase. Unless otherwise terminated pursuant to its terms and conditions, the Voting Agreement will remain in effect until the earlier of (a) such time as Steelcase and any affiliates of Steelcase own less than 5 percent or more than 50 percent of the outstanding shares of Common Stock or (b) March 19, 2003.

     Pursuant to the Purchase Agreement, the Company and Steelcase also entered into a Registration Rights Agreement (the "Registration Agreement") on March 19, 1998. The Registration Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference. The Registration Agreement provides that upon request by Steelcase at any time after March 19, 2000, the Company will effect, subject to certain limitations, the registration under the Securities Act of 1933, as amended, of the Common Stock purchased by Steelcase pursuant to the Purchase Agreement, including any shares acquired by exercise of the Warrant.

     Under the Purchase Agreement, the Company and Steelcase have also agreed to use good faith efforts to negotiate and execute a joint development agreement whereby the Company's products and technology will be incorporated into certain of Steelcase's products. In the event that such an agreement is successfully negotiated and executed, it is currently anticipated that Steelcase may obtain an additional warrant to acquire 350,000 shares of Common Stock. Other than the possibility of obtaining such additional warrant or the exercise of the Warrant currently held by Steelcase, Steelcase has no current plan or proposal to acquire or dispose of additional Common Stock.

     Other than as described above (including, without limitation, in connection with the Purchase Agreement, the Voting Agreement and the Registration Agreement described above), Steelcase does not have any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present board of directors or management of the Company,

CUSIP NO. 59506W1                                                         Page 5

including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (iv) any material change in the Company's present capitalization or dividend policy, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's Articles of Incorporation or Bylaws or other actions which are intended to impede the acquisition of control of the Company by any person,
(vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.
--------------------------------------------

     The number of shares of Common Stock beneficially owned by Steelcase is 1,007,198, which includes the 350,000 shares acquired by Steelcase on March 19, 1998, the 260,000 shares which Steelcase will have the right to acquire pursuant to the Warrant (the "Warrant Shares") beginning on March 19, 1999, 281,148 shares owned by the Company Executives and 116,050 shares subject to issuance pursuant to options held by the Company Executives, all of which options are presently exercisable. The shares beneficially owned by Steelcase represent 25.5% of the Common Stock outstanding, based on the representations and warranties of the Company in the Purchase Agreement that 3,228,914 shares of Common Stock were outstanding as of February 28, 1998, adjusted to reflect the 350,000 shares issued to Steelcase and to reflect the shares to be issued pursuant to the Warrant and the options held by the Company Executives.

     Pursuant to the Voting Agreement described in Item 4, Steelcase has shared voting power over 747,198 shares of Common Stock. Steelcase disclaims any voting power over the Warrant Shares. Subject to the Voting Agreement, Steelcase has sole dispositive power over the 350,000 shares it acquired on March 19, 1998. Steelcase disclaims any dispositive power over the Warrant Shares and the shares presently held by or subject to issuance pursuant to options held by the Company Executives.

     The identity and background of the Company Executives are as follows:

     Name:  William P. Cargile
     ----
     Business Address: 7216 SW Durham Road, Portland, Oregon 97224
     ----------------
     Present Principal Employment: Director, Microfield Graphics, Inc.
     ----------------------------
     Principal Business and Address of Principal Employer: Manufacture of
     -----------------------------------------------------
     computer conferencing and telecommunications products, 7216 SW Durham Road, Portland, Oregon 97224
     Citizenship: United States
     -----------

     Name:  John B. Conroy
     ----
     Business Address: 7216 SW Durham Road, Portland, Oregon 97224
     ----------------
     Present Principal Employment: President and Chief Executive Officer,
     ----------------------------
     Microfield Graphics, Inc.

CUSIP NO. 59506W1                                                         Page 6

     Principal Business and Address of Principal Employer:
     ----------------------------------------------------
     Manufacture of computer conferencing and telecommunications products, 7216 SW Durham Road, Portland, Oregon 97224
     Citizenship: United States
     -----------

     Name:  Scott McVay
     ----
     Business Address: 7216 SW Durham Road, Portland, Oregon 97224
     ----------------
     Present Principal Employment:  Vice President of Sales, Microfield
     ----------------------------
     Graphics, Inc.
     Principal Business and Address of Principal Employer:
     ----------------------------------------------------
     Manufacture of computer conferencing and telecommunications products, 7216 SW Durham Road, Portland, Oregon 97224
     Citizenship: United States
     -----------

     Name:  Randall R. Reed
     -----
     Business Address: 7216 SW Durham Road, Portland, Oregon 97224
     ----------------
     Present Principal Employment:  Chief Financial Officer, Microfield
     ----------------------------
     Graphics, Inc.
     Principal Business and Address of Principal Employer:
     ----------------------------------------------------
     Manufacture of computer conferencing and telecommunications products, 7216 SW Durham Road, Portland, Oregon 97224
     Citizenship: United States
     -----------

     Name:  Michael Stansell
     ----
     Business Address: 7216 SW Durham Road, Portland, Oregon 97224
     ----------------
     Present Principal Employment:  Vice President of Operations, Microfield
     ----------------------------
     Graphics, Inc.
     Principal Business and Address of Principal Employer:
     ----------------------------------------------------
     Manufacture of computer conferencing and telecommunications products, 7216 SW Durham Road, Portland, Oregon 97224
     Citizenship: United States
     -----------

     Name:  Peter Zinsli
     ----
     Business Address: 7216 SW Durham Road, Portland, Oregon 97224
     ----------------
     Present Principal Employment:  Director of International Marketing,
     ----------------------------
     Microfield Graphics, Inc.
     Principal Business and Address of Principal Employer:
     ----------------------------------------------------
     Manufacture of computer conferencing and telecommunications products, 7216 SW Durham Road, Portland, Oregon 97224
     Citizenship: United States
     -----------

     Name:  Donald Zurstadt
     ----
     Business Address: 7216 SW Durham Road, Portland, Oregon 97224
     ----------------
     Present Principal Employment:  Vice President of Engineering, Microfield
     ----------------------------
     Graphics, Inc.
     Principal Business and Address of Principal Employer:
     ----------------------------------------------------
     Manufacture of computer conferencing and telecommunications products, 7216 SW Durham Road, Portland, Oregon 97224
     Citizenship: United States
     -----------

     Based upon information provided to Steelcase, Steelcase believes that none of the Company Executives has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and that none of the Company Executives has, during

CUSIP NO. 59506W1                                                         Page 7

the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The following sale transactions involving Common Stock were effected by Steelcase within the sixty days prior to the date of this Schedule 13D:


              Date of              Number               Price
              Transaction          of Shares            Per Share
              -----------          ---------            ---------
              01/29/98             16,000               $4.3848
              02/02/98              1,000               $4.1250
              02/03/98              1,000               $4.0625
              02/03/98              9,000               $4.0000
              02/03/98              1,000               $4.0000
              02/04/98             18,000               $4.0000
              02/05/98              3,000               $4.0000
              02/09/98             10,000               $3.8125
              02/10/98             10,000               $3.8125
              02/11/98              7,000               $3.8750

     All of the above transactions were effected through the NASDAQ SmallCap Market.

     No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by Steelcase.

Item 6. Contracts, Arrangements, Understandings or Relationships with
----------------------------------------------------------------------
        Respect to Securities of the Issuer.
        -----------------------------------

     Descriptions of the Purchase Agreement, the Warrant, the Voting Agreement and the Registration Agreement are included under Items 3 and 4 above.

Item 7. Material to be Filed as Exhibits.
----------------------------------------

     The following exhibits are filed with this statement:

     1. Common Stock Purchase Agreement between Microfield Graphics, Inc., and Steelcase Inc., dated March 16, 1998.

     2. Stock Purchase Warrant to Purchase Shares of Common Stock of Microfield Graphics, Inc., No. 1998-W-1.

     3. Share Ownership, Voting and Right of First Refusal Agreement, between Microfield Graphics, Inc., Steelcase Inc. and John B. Conroy, Scott McVay, Randall R. Reed, Michael Stansell, Peter Zinsli, Donald Zurstadt and William P. Cargile, dated March 19, 1998.

     4. Registration Rights Agreement between Microfield Graphics, Inc., and Steelcase Inc., dated March 19, 1998.

CUSIP NO. 59506W1                                                         Page 8

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 30, 1998              STEELCASE INC.

                                    By:  /s/ Sheila C. Dayton
                                         --------------------------------------
                                         Sheila C. Dayton
                                         Assistant General Counsel
                                         and Assistant Secretary

CUSIP NO. 59506W1                                                         Page 9

                                 Exhibit Index
                                 -------------

Exhibit   Description
-------   -----------

1. Common Stock Purchase Agreement between Microfield Graphics, Inc., and Steelcase Inc., dated March 16, 1998.

2. Stock Purchase Warrant to Purchase Shares of Common Stock of Microfield Graphics, Inc., No. 1998-W-1.

3. Share Ownership, Voting and Right of First Refusal Agreement, between Microfield Graphics, Inc., Steelcase Inc. and John B. Conroy, Scott McVay, Randall R. Reed, Michael Stansell, Peter Zinsli, Donald Zurstadt and William P. Cargile, dated March 19, 1998.

4. Registration Rights Agreement between Microfield Graphics, Inc., and Steelcase Inc., dated March 19, 1998.